[NEW PLAN REALTY TRUST LETTERHEAD]



                                    April 24, 1998



To Our Shareholders:

            On April 13, 1998, your Board of Trustees adopted a Shareholder Rights Plan. As part of that Plan, the Board declared a distribution to shareholders of record at the close of business on April 24, 1998 of one Share Purchase Right on each outstanding Share of Beneficial Interest of New Plan Realty Trust. A Summary of Rights explaining the terms of the Rights is enclosed herewith.

            The action taken increases your Board's ability to effectively represent the interests of shareholders collectively in the event of an unsolicited attempt to acquire control of the Company. The Board considers these Rights to be an appropriate means of protecting both your right to retain your equity investment in the Company and the full value of that investment.

            There are numerous means by which an acquiror can obtain control of a target company upon terms which are unfair to its shareholders and by means which significantly weaken the target company. The Rights contain provisions designed to protect shareholders against abusive practices which can unfairly pressure shareholders to sell their shares at less than full value. Over 1,800 other U.S. companies have issued rights similar to those approved by your Board to protect their shareholders against these tactics.

            The distribution of these Rights is not intended to prevent a takeover of the Company and will not do so. However, it should deter an attempt to acquire the Company in a manner or on terms that the Board determines not to be in the best interests of the Company's shareholders.

            The Rights may be redeemed by the Company at $.005 per Right prior to the close of business on the tenth day after the time that beneficial ownership or voting control of 15% or more of the Company's outstanding voting shares of beneficial interest has been accumulated by a person or an affiliated group. The Board of Trustees may extend the period for redemption in accordance with the Rights




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Agreement. Thus, the Rights should not interfere with a negotiated merger or other business combination approved by the Board.

            Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no present dilutive effect, will not affect reported results per share, is not taxable to the Company or to you under current federal income tax law, and will not change the way in which you can presently trade the Company's shares. If the Rights should become exercisable, shareholders, depending on then existing circumstances, may recognize taxable income.

            The Board was aware when it acted that some people have advanced arguments that securities of the sort we are issuing deter legitimate acquisition proposals. The Board carefully considered those views and concluded that the arguments are speculative and unconvincing and certainly do not justify leaving shareholders with less effective protection against unfair treatment by an acquiror who, after all, would be seeking its own advantage, not yours. The Board believes that these Rights represent a sound, reasonable and appropriate means of addressing the complex issues of corporate policy created by the current takeover environment.

            In declaring the Rights distribution, we have expressed our confidence in New Plan Realty Trust's future and we believe we have increased your ability to participate in that future.



                                    Sincerely,


                                    William Newman
                                    Chairman and
                                    Chief Executive Officer






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